Exhibit 2

FOR IMMEDIATE RELEASE

August 17, 2004

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nissin-f.co.jp

Announcement of Commemorative Dividend and Stock Split (Unpaid Allotment)
for the Year Ending March 31, 2005 (46th Fiscal Year)

Nissin Co., Ltd. (“the Company”), hereby announces that its Board of Directors on August 17, 2004 adopted a resolution to pay a commemorative dividend to shareholders as part of the interim dividend and a stock split (unpaid allotment) of shares as described below.

I.	Rationale for Distributing a Commemorative Dividend and the Purpose of a Stock Split

As described in the “Announcement of Listing Approved for the Stock of Nissin Servicer Co., Ltd., a Consolidated Subsidiary”, which was also released today, our consolidated subsidiary Nissin Servicer Co., Ltd., receives approval to list its stock on the Mothers market of the Tokyo Stock Exchange, Inc. (TSE), on August 17, 2004. Nissin Servicer is the first servicer approved for listing on the TSE.

In commemoration of this auspicious milestone and looking forward to the continuing support of our shareholders, the Company will pay an interim dividend of ¥2.75 per share, adding ¥0.50 per share as a commemorative dividend to the ordinary interim dividend of ¥2.25 per share. Additionally, the Company will carry out a stock split to increase the number of shareholders and the liquidity of shares by reducing the stock trading unit required for investment in the Company’s shares.

The Company appreciates the support of all parties concerned including shareholders.

II.	Commemorative Dividend

Dividends for the year ending March 2005 (April 1, 2004, through March 31, 2005)

	Interim per-share amount	Year-end per-share amount	Annual per-share amount
As forecast previously (May 6, 2004)	Ordinary dividend of ¥2.25	Ordinary dividend of ¥2.25	Ordinary dividend of ¥4.50
As forecast today (August 17, 2004)	Ordinary dividend of ¥2.25 + Commemorative dividend of ¥0.50	Ordinary dividend of ¥2.25	Ordinary dividend of ¥4.50 + Commemorative dividend of ¥0.50
As distributed for the prior year (Year ended March 2004)	Ordinary dividend of ¥1.875	Ordinary dividend of ¥2.375	Ordinary dividend of ¥4.25

Notes:

	1.	The Company carried out a 2-for-1 stock split on May 20, 2004, therefore dividend per-share amounts for the year ended March 31, 2004, have been halved to facilitate comparison.

The actual dividend per-share amounts for the year ended March 31, 2004, before taking into account the stock split, were as follows:

	Interim per-share amount	Year-end per-share amount	Annual per-share amount
Year ended March 2004	Ordinary dividend of ¥3.75	Ordinary dividend of ¥4.75	Ordinary dividend of ¥8.50

2.	Dividends for the year ending March 2005 do not reflect the reduction in the stock trading unit due to the 2-for-1 stock split, which is described in “III. Stock Split.”

III.	Stock Split

1.	Outline of the stock split
The Company shall carry out a 2-for-1 stock split for its common shares as of Thursday, September 30, 2004, in the following manner.

(1) Splitting method
The Company’s common shares owned by shareholders whose names are stated or recorded in the last register of shareholders and the register of beneficiary shareholders as of Thursday, September 30, 2004, shall be split two for one.

(2) Number of shares to be increased by the stock split
The number of shares to be increased by the stock split shall be the last number of shares outstanding as of Thursday, September 30, 2004, multiplied by one (1).

(3) Schedule
Stock-split record date:	Thursday, September 30, 2004
Effective date:	Friday, November 19, 2004

2.	Starting date of the computation for dividends: Friday, October 1, 2004

3.	Any other matters required for the stock split shall be determined at subsequent Board of Directors meetings.

4.	At today’s Board of Directors meeting, a resolution was adopted to the effect that in association with the aforementioned stock split, the total number of shares authorized to be issued set forth in the Company’s Articles of Incorporation be increased by 960 million to 1,920 million shares as of Friday, November 19, 2004, in accordance with Article 218, Paragraph 2, of the Japanese Commercial Code.

<References to the Stock Split>
1.	The number of shares to be increased by the stock split is not specified because the number of shares outstanding may be increased by any conversion of convertible bonds and/or exercise of stock options in the form of new share subscription rights during the period from now until the stock-split record date, with the number of shares outstanding as of the stock-split record date not yet undetermined.

2.	The number of shares outstanding after the stock split calculated based on the number of shares outstanding as of August 10, 2004, becomes as follows:

(1)	Total number of shares outstanding as of August 10, 2004:	269,639,363
(2)	Total number of shares to be increased by the stock split:	269,639,363
(3)	Total number of shares outstanding after their increase due to the stock split:	539,278,726

3.	There shall be no increase in capital stock, with regard to the stock split.

Capital stock as of August 10, 2004:	¥7,245,452,264

4.	As the stock split becomes effective on November 19, 2004, it will have no effect on the forecast interim dividend (¥2.75 per share including a commemorative dividend) described in “II. Commemorative Dividend.” Moreover, the Company intends to maintain a policy of distributing one-half the dividend per-share amount before the stock split as the year-end per-share amount after the stock split. However, the Company will take into account the payout ratio and other factors, in addition to a comprehensive perspective of future business development, before making a final decision.

5.	In association with the stock split, the conversion price of the 3rd unsecured convertible bonds and the exercise price of stock options in the form of new share subscription rights, both of which were issued by the Company, shall be adjusted as shown below on and after October 1, 2004.

	Conversion	Conversion
	(exercise) price	(exercise) price
Issue name	after adjustment	before adjustment
3rd unsecured convertible bonds	¥196.30	¥392.50
Stock options in the form of new share subscription rights (by resolution adopted at the Annual General Meeting of Shareholders held on June 22, 2002)	¥125.00	¥249.00
Stock options in the form of new share subscription rights (by resolution adopted at the Annual General Meeting of Shareholders held on June 24, 2003)	¥133.00	¥266.00
Stock options in the form of new share subscription rights (by resolution adopted at the Annual General Meeting of Shareholders held on June 22, 2004)	¥250.00	¥500.00